UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

COMPAÑIA CERVECERIAS UNIDAS S.A.

(Exact name of Registrant as specified in its charter)

UNITED BREWERIES COMPANY, INC.

(Translation of Registrant's name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Bandera 84, Sixth Floor, Santiago, Chile

(Address of principal executive offices)

_________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated April 19, 2007

For more information contact:

Luis Eduardo Bravo / Macarena Gili

Investor Relations Department

Compañía Cervecerías Unidas S.A.

(56-2) 427-3581 or 427-3416

CCU ANNOUNCES BOARD ELECTION AND PAYMENT OF DEFINITIVE DIVIDEND

(Santiago, April 19, 2007) CCU (NYSE: CU) informs the renewal of its Board of Directors agreed by the Regular Stockholders Meeting held yesterday. The following are the members of the new Board, which were elected for a three-year term:

Andrónico Luksic

Guillermo Luksic

Giorgio Maschietto

Manuel José Noguera

Carlos Olivos

Philippe Pasquet

Francisco Pérez

Alberto Sobredo

Massimo von Wunster

Additionally, the Regular Stockholders Meeting, approved the distribution, with charge to year 2006s net income, of a Definitive Dividend Number 233 which amounts to Ch$77.62144 per share (Ch$388.1072 per ADR), totaling Ch$24,722,651,569. This dividend will be paid from April 27, 2007 and distributed among its 318,502,872 shares to the shareholders of record as on April 21, 2007.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producer and also participates in the confectionary industry in Chile. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited and Guinness Brewing Worldwide Limited. For more information, visit www.ccu-sa.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

.

Compañía Cervecerías Unidas S.A.

(United Breweries Company, Inc.)

/s/ Ricardo Reyes

Chief Financial Officer

Date: April 19, 2007